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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                        Commission File Number 33-91148


    First Alliance Mortgage Company on behalf of First Alliance Mortgage Loan
                                  Trust 1996-2
    -------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          17305 Von Karman Avenue, Irvine, CA 92614-6203 (714) 224-8500
          -------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            See schedule "A" attached
                            -------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [ ]     Rule 12h-3(b)(1)(ii)  [ ]
            12g-4(a)(1)(ii)      [ ]     Rule 12h-3(b)(2)(i)   [ ]
            12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(ii)  [ ]
            12g-4(a)(2)(ii)      [ ]     Rule 15d-6            [X]

        Approximate number of holders of record as of the certification or notice date:

        Pursuant to the requirements of the Securities Exchange Act of 1934 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

 DATE:  January 31, 1997               BY: /S/ Mark K. Mason
      -------------------------------     -------------------------------------
                                          Mark K. Mason, Executive V.P. and CFO

 INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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                              Schedule A to Form 15
                              ---------------------

                                                    Number of Holders of
Title of Security                                   Record as of Jan. 31, 1997
-----------------                                   --------------------------

Mortgage Loan Trust 1996-2:
        Class A-1 Fixed Rate Certificates                     11
        Class A-2 Fixed Rate Certificates                     6
        Class A-3 Fixed Rate Certificates                     4
        Class A-4 Variable Rate Certificates                  1